Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

April 22, 2022

Daniel Greenspan, Senior Counsel

Ken Ellington, Staff Accountant

John Lee, Branch Chief

Christian Sandoe, Assistant Director

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Runway Growth Finance Corp.

Amended Registration Statement on Form N-2

Dear Mr. Greenspan:

On behalf of Runway Growth Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral legal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on April 21, 2022 regarding the Company’s amended registration statement on Form N-2 (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on April 20, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

PROSPECTUS

1.	In the Fees and Expenses table on page 13 of the Prospectus, we note that “Other Expenses” line item changes from 1.05% in the Company’s Registration Statement filed on January 13, 2022 to zero in the amendment filed on April 20, 2022. Please provide an explanation for the change in the line item amount.

Response: The Company respectfully advises the Staff that the correct amount in the “Other Expenses” line item was omitted due to a clerical error in the calculation. Further, the Company undertakes to ensure that any prospectus supplement filed in connection with a future offering under the Registration Statement will be updated to include the correct amounts in the Fees and Expenses table, including in the “Other Expenses” line item.

2.	Please describe in correspondence whether the changes in the amendment to the financial statements in the Form 10-K filed on March 14, 2022 were material and how was it determined that an updated audit opinion was not required.

Response: The Company respectfully advises the Staff that, the amendment related to a formula error in the calculation of a metric. In the course of its review, the Company considered Staff Accounting Bulletin 99 relating to assessing materiality, including the following:

1

Daniel Greenspan, Senior Counsel Lauren Hamilton, Staff Accountant April 22, 2022 Page 2

•	while earnings per share is a precise measurement, it is not a financial statement balance;
•	the Company’s reported earnings and quarterly earnings per share were accurately reported in the original Form 10-K and, as a result, the misstatement did not mask a change in earnings or other trends; and
•	the misstatement did not hide a failure to meet analysts' consensus expectations for the Company because the earnings and the quarterly earnings per share were correctly reported, which is what analysist generally rely on when reviewing expectations for a Company.

In addition, the Company determined that the misstatement did not:

•	change a loss into income or vice versa;
•	affect the Company’s compliance with regulatory requirements;
•	affect the Company’s compliance with loan covenants or other contractual requirements;
•	have the effect of increasing management's compensation; or
•	involve concealment of an unlawful transaction.

As a result, the Company determined the correction of the formula error and resultant impact on the metric was not material. Additionally, the supplemental audit procedures were limited to recalculation of the weighted average shares and the impact on the related metrics and an updated audit opinion was not necessary.

3.	We note that “Other Expenses” line item in the Fees and Expenses table included in the Form 10-K filed on March 14, 2022 was incorrectly calculated to be zero. Please explain whether the Company intends to file an amendment to the Form 10-K to correct this line item.

Response: The Company respectfully advises the Staff that it does not intend to file an amendment to the Company’s Form 10-K to correct the misstatement in the “Other Expenses” line item in the Fees and Expenses table included in the Form 10-K filed on March 14, 2022. The Company does not believe that the misstatement is material and, as noted above, undertakes to ensure that any prospectus supplement filed in connection with a future offering under the Registration Statement will be updated to include the correct amounts in the Fees and Expenses table, including in the “Other Expenses” line item. In addition, the Company undertakes to include an updated Fees and Expenses table in the quarterly report on Form 10-Q for the quarter ended March 31, 2022 that it will be filing in the coming weeks.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt

Stephani M. Hildebrandt

cc:	R. David Spreng, Runway Growth Finance Corp. Thomas B. Raterman, Runway Growth Finance Corp.